AMARIN ANNOUNCES RESULTS FROM EXPLORATORY PHASE 2A STUDY OF EN101 IN MYASTHENIA GRAVIS

Amends Ester Neurosciences Acquisition Agreement

DUBLIN, Ireland, June 10, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced encouraging top line results from an exploratory Phase 2a multi-centre, dose-ranging, cross-over clinical study of EN101 in patients with myasthenia gravis, a chronic autoimmune disease characterized by muscle weakness which can be life-threatening.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “We are pleased to announce this update regarding the EN101 program. EN101 is one of our CNS assets that we plan to partner as a consequence of the Company’s recent focusing of development efforts on cardiovascular disease programs.  We expect this data will be of interest to any future potential partners.”

Dr. Declan Doogan, Head of Research and Development of Amarin, added “The results from this exploratory Phase 2a study support the further clinical evaluation of EN101 in myasthenia gravis.”

The primary objective of the exploratory study, for which interim results had previously been announced, was to assess the efficacy and safety of three doses of EN101 each given orally once daily for one week in patients with myasthenia gravis. The final results of the study indicate that 10mg, 20mg and 40mg of EN101 resulted in a statistically significant reduction in Quantitative Myasthenia Gravis (QMG) score from baseline of 11.8% (p=0.001), 16.8% (p<0.001) and 20.3% (p<0.001), respectively. Importantly, EN101 was also shown to be safe and well tolerated.

The 31-patient study was performed in six centers in the U.K., Israel and Serbia. Each dose of EN101 was administered to patients for one week and was separated by a one week wash-out on pyridostigmine, often the first-line treatment for myasthenia gravis. Efficacy was assessed by evaluating changes in the QMG score, an established questionnaire that evaluates signs and symptoms of myasthenia gravis.

Amarin also announced that it has amended the Ester Neurosciences Limited (“Ester”) acquisition agreement entered into in December 2007. The amendments, which reflect Amarin’s intention to seek a partner for EN101, provide for the release of Amarin from research and development diligence obligations contained in the original agreement, with remaining contingent milestones only being payable from fees and milestones received from any future partners. As part of the amended agreement, Amarin will issue 1,315,789 ordinary shares to the former Ester shareholders.

About EN101
EN101 is an orally delivered oligonucleotide with complementary mechanisms of action. As an antisense agent it preferentially suppresses the "read-through" or "R" isoform (AChE-R) of acetylcholinesterase (AChE). This is believed to enhance neuromuscular functioning while avoiding the negative cholinergic effects currently observed with conventional, non-selective acetylcholinesterase inhibitors. EN101 also acts on re-balancing innate immunity features, which are often impaired by conventional acetylcholinesterase inhibitors. By elevating acetylcholine levels EN101 further reduces circulating pro-inflammatory cytokines through the "cholinergic anti-inflammatory reflex".

EN101 and its underlying technology are protected by a number of issued patents and pending applications in a number of territories worldwide, including the U.S. and Europe. EN101 has been granted orphan drug designation for the treatment of myasthenia gravis by the U.S. Food and Drug Administration and by the European Medicines Agency.

About Myasthenia Gravis
Myasthenia gravis (MG) is the most common primary disorder of neuromuscular transmission. It is a chronic autoimmune neuromuscular disease characterized by varying degrees of weakness of the skeletal (voluntary) muscles of the body. About 10% of MG patients develop a life-threatening weakness of the respiratory muscles needed for breathing, a condition called myasthenic crisis. MG occurs in all races, both genders and at all ages. According to the Myasthenia Gravis Foundation of America, the prevalence of MG is estimated at 14 to 20 per 100,000 population, with up to 60,000 cases in the U.S.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia under a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA). Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease. The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development.

Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis, Parkinson’s disease and epilepsy, all of which are available for partnering.  Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of June 10, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; whether and when Amarin will be able to enter into and consummate strategic collaborations with respect to its products or product candidates on acceptable terms; the success with which developed products may be commercialized; Amarin's ability to protect its patents and other intellectual property; and claims and concerns that may arise regarding the safety or efficacy of Amarin's products or product candidates. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin's Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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